Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON

FERRARI PRICING OF ISSUE OF NOTES

Maranello (Italy), 14 May 2024 – Ferrari N.V. (NYSE/EXM: RACE) (the “Issuer”) today announces the pricing of a Euro 500 million issue of notes due in May 2030 (the “Notes”), being well over two times oversubscribed. The issue price of the Notes is equal to 99.677% of their principal amount and the Notes have a fixed annual coupon of 3.625%. The proceeds of the issue will be used for general corporate purposes.

Banco Santander S.A., BNP Paribas, Citigroup Global Markets Europe AG, Crédit Agricole Corporate & Investment Bank, J.P. Morgan SE, Mediobanca – Banca di Credito Finanziario S.p.A., and UniCredit Bank GmbH acted as Joint Lead Managers to the issue of the Notes.

Application has been made for the Notes to be admitted to the Official List of Euronext Dublin and to trading on the regulated market of Euronext Dublin. Settlement and issue of the Notes are expected to occur on 21 May 2024.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

About Ferrari

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 244 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Disclaimer

This press release shall not constitute an offer to sell or a solicitation of an offerto buy the Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The Notes have not been and will not be registered under the Uniteci States Securities Act of 1933 (as amended), and may not be offered, sold, tendered, bought or delivered within the Uniteci States orto or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended or (iii) at persons falling within Article 49(2) (a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons together being referred to as ’relevant persons‘). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

This announcement is an advertisement and is not a prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). The Notes will be issued under a prospectus. The final form prospectus will be prepared and made available to the public in accordance with the Prospectus Regulation. The final form prospectus, when published, will be available at https://corporate.ferrari.com/en/investors/bond-info.

Relevant stabilisation regulations including Financial Conduct Authority/ICMA apply.

MiFID II professionals/ECPs-only/No PRIIPs KID

Manufacturer target market (MIFID II product governance and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not the Notes are not available to retail investors in either the EEA or the UK.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, macro events, pandemics and conflicts, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.